Cardica, Inc. • 900 Saginaw Drive, Redwood City, CA 94025 Tel (650) 364-9975 • Fax (650) 364-3134
February 7, 2011
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn:	Mr. Russell Mancuso Ms. Aslynn Hogue

Re:	Cardica, Inc. Form S-3 Registration Statement Registration File No. 333-171197
Ladies and Gentlemen:
The undersigned registrant hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (the “Filing”) to become effective at 5 p.m. Eastern Time on Monday, February 7, 2011, or as soon thereafter as is practicable.
In connection with this request, the undersigned registrant hereby acknowledges that:
     (i) should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;
     (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and the accuracy of the disclosure in the Filing; and
     (iii) the undersigned registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,

Cardica, Inc.
By:	/s/ Robert Y. Newell IV
Robert Y. Newell IV
Chief Financial Officer
cc:	Suzanne Sawochka Hooper, Esq., Cooley llp